SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 26, 2009

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This amendment on Form 6-K/A, and the exhibits attached hereto, amends and replaces the report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 13, 2009 and the exhibit attached thereto.

Attached hereto and incorporated by reference are the following documents:

Exhibit 99.1	The condensed interim consolidated financial statements of Syneron Medical Ltd. for the six month period ended June 30, 2009 prepared in accordance with generally accepted accounting principles in the United States.

Exhibit 99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the second quarter ended June 30, 2009.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD. By: /s/ Fabian Tenebaum Name: Fabian Tenebaum Title: Chief Financial Officer

Date: October 26, 2009